EXHIBIT 21.1

China Armco Metals, Inc.
Subsidiaries of the Company

Name	Country of Incorporation	Date Created
Armco & Metawise (HK), Ltd.	Hong Kong	July 13, 2001
Henan Armco & Metawise Trading Co., Ltd.	PRC	June 6, 2002
Armet (Lianyungang) Renewable Resources Co., Ltd.	PRC	January 9, 2007
Armco (Lianyungang) Holdings, Inc.	PRC	June 4, 2009
Armco Metals (Shanghai) Holdings, Ltd.	PRC	July 16, 2010